EF Hutton America, Inc.

77 Water Street, 7th Floor

New York, NY 10005

August 6, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

EFH Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed April 15, 2015

File No. 000-55175

Dear Sir or Madam:

In response to your comment letter dated June 18, 2015, please note the following:

Management’s Discussion and Analysis of Financial Condition and Results of Operations Capital and Source of Liquidity, page 11

1.  Please revise your disclosure to identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way.  If a material deficiency is identified, indicate the course of action that you have taken or proposes to take to remedy the deficiency.  Also identify and separately describe internal and external sources of liquidity, and briefly discuss any material unused sources of liquid assets.  Refer to Item 303(a)(1) of Regulation S-K.

The disclosure will be revised to include the following:

Risks and Uncertainties

The foregoing identifies significant risks, uncertainties and trends that can have a material impact on the Company and its development plans.  This is not to be considered an exhaustive list of every risk that may impact the company.  The Company is subject to a wide range of risks, some foreseen and some unforeseen and even unforeseeable.

 Business Development Risk.  The Company’s owns significant intangible assets, primarily intellectual property in the form of trademarks and other brand assets, that it seeks to develop.  Development of such assets can take significant time and requires expertise to apply and use the assets in a business.  Even with such expertise and skill there can be no assurance that the assets will be developed or developed to their full potential.   Brand assets value and use in particular are sensitive to factors such as public awareness and attributes of the brand.  Many factors impact successful development and a significant set of factors are beyond the control of the Company.  Factors affecting development include, but are not limited to: general economic conditions; skilled personnel; industry specific trends and conditions.

The Company attempts to mitigate its development risk by exploring a range of internal and external development opportunities.  Beyond development risk, management is faced with a number of other risk factors. The more significant ones include:

Financial Markets.   Presently, the Company obtains the majority of its capital from sale of common stock and advances by certain directors.  There can be no assurance that financing will be available to the Company in the amount required at any time or for any period or if available, that it can be obtained on terms satisfactory to the Company or at a time when it is needed by the Company.  Smaller capitalized companies historically have greater challenges in funding than larger companies.

Cash Flows. Operations generate insufficient cash to satisfy operating expenses and the cash flow deficit has to be funded by financing activities.   However, the Company has initiatives that are expected to improve.  In addition, the company is exploring several external initiatives, such as acquisition opportunities.  Certain of these external initiatives could provide immediate source of revenues that and can significantly impact the Company’s liquidity position.  The sources of funds currently available to the Company are the sale of its common stock and advances from related parties. The Company’s financial resources are limited and therefore the Company focuses on those opportunities that are most likely to generate cashflow in the near term.

 Credit Risk. Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash and cash equivalents and amounts receivable are exposed to credit risk. The Company reduces its credit risk on cash and cash equivalent by placing these instruments with institutions of high credit worthiness. The majority of the Company’s cash is held through large US financial institutions with a investment grade rating.

Liquidity.  Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through the management of its cash and its capital structure and financial leverage. The company intends that accounts payable and accrued liabilities are due and paid within a reasonable time.

The Company has limited liquidity and will continue to have limited liquidity until it generates earnings or completes a funding transaction through.  the company is actively seeking to improve its liquidity position.  It will do that through sale of stock and borrowing funds.  The Company has a valuable asset that can be utilized to generate liquidity through financing and the Company has had discussions with various parties about such a transaction. However, financial transactions involving intellectual property assets are highly specialized, take months to structure and may involve terms that are inferior to those involving other classes of assets.

The Company has no unused sources of liquid assets.

Interest Rate Risk.  The Company’s exposure to interest rate risk arises from the interest rate impact on its cash. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any short-term investments included in cash due to the short term nature.

Market Volatility for Marketable Securities.  The Company’s marketable securities consist of shares of exploration companies that are historically very volatile. There is no assurance that the Company will be able to recover the current fair market value of those shares. The Company also may not be able to sell the shares it holds in other companies in an illiquid market.

Possible Dilution. The Company’s plan of operation, in part, contemplates the financing of its business by the issuance of securities and possibly, incurring debt. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.

Trading Volume.  The relatively low trading volume of the Company’s shares reduces the liquidity of an investment in its shares. Trading volumes fluctuate with market conditions and seasons. Less liquid shares can limit the appeal of our shares to only those who have an ability to hold shares for a longer period and have no need for immediate liquidity.

Volatility of Share Price.   Market prices for shares of companies at our stage are often volatile. Factors such as announcements of development milestones, acquisitions and other results, can have a significant effect on share price.

Competition.  There is aggressive competition within the financial services industry.  The Company competes with other developing companies in that industry, many of which have greater financial resources than the Company, for acquisitions as well as for the recruitment and retention of qualified employees and other personnel.

Dependence on Management.  The Company depends on the business expertise of its management. There is risk to the Company’s ability to execute its business development plans if key members of the current management team were to suddenly leave the Company or become incapable of performing their individual and collective responsibilities.

Asset Related Risks.  Although the Company has taken steps to maintain its assets there is a risk that the assets value can be damaged or impaired by actions and events, including those which may be outside the company’s control.

Environmental.   The Company knows of no environmental risks that could directly impact its business.

Laws and Regulations.  The Company’s business and development activities are subject to extensive federal, state and local laws and regulations governing financial services, taxes, labor standards, occupational health and safety, human resources and other matters in all the jurisdictions in which it operates. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws.

Capital and Source of Liquidity:

Investing activities.   For the period November 25, 2014 through December 31, 2014, we did not pursue any investing activities.

Financing Activities.   For the period November 25, 2014 through December 31, 2014, we received an advance from related party of $13,991 and had $(6,500) due from a shareholder.  As a result, for the period November 25, 2014 through December 31, 2014, we had net cash provided by financing activities of $7,491.

Sources of Liquidity.  The company’s liquidity is in the near term is limited to sales of restricted common stock and advances from related parties.  Liquidity will continue to be limited until the Company generates cashflow from operations or from financing activities.

Changes in Liquidity.  There is no significant event that will materially impact the company’s liquidity position in the near term.  The Company continues to explore transactions that may increase liquidity while it seeks to operate in a manner that conserves cash and equivalents.  The Company has outstanding invoices with a small number of vendors which it has arranged to satisfy from existing resources and advances from related parties.  When the Company purchased assets on or about November 25, 2014, certain debt obligations were transferred to and assumed by a party in return for the Company’s pledge to lend that party $270,000 upon the completion of a financing in which the Company received proceeds of at least $5 million. The Company therefore has a contingent obligation to lend funds to that counterparty for a term of two years and at an annual rate of 14%. Upon receipt of qualifying financing proceeds, the company’s liquid resources will therefore be diminished by the fulfillment of this contingent obligation.

Financial Statements

Notes to Consolidated Financial Statements

Note 1 Nature of Operations, page 20

2.

Please revise the financial statements to include the spun-off assets and liabilities , results of operations and cash flows for the year ended December 2013 and for the period from January 1, 2014 through the date of the spin-off.  Consider, as applicable, the requirements for presentation as discontinued operations in your revised financial statements.

The revised financial statements will include the referenced periods.  The required financial statements are currently being audited and will include the presentation of the spun-off assets and liabilities, results of operations and cash flows as discontinued operations.   The auditor has represented that the audit should be completed by August 21, 2015.

Note 6 – Intangible Assets, page 23

3.

Please address the following regarding your acquisition of various trademarks and license rights, rights to computer programming code, and other intellectual property from EFH Wyoming:

     a.    ASC 805-10-55-4 analysis.

Management is of the opinion that the trade names and goodwill do not represent an integrated set of assets and activities capable of being conducted and managed for the purpose of providing a return in the form or dividends, lower costs, increased share prices, or other economic benefits to investors, owners, or participants.   As a result, the trade names and goodwill represent the acquisition of a group of assets that is not a business and falls under the scope exclusion of ASC 805.

Rule 11-01(d) of Regulation S-X analysis

Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction

Prior to the acquisition, the only revenue-producing activity relating to the trademark and brand names was licensing the assets in Canada.  No material revenue was received. The registrant’s current revenue-producing activities involve acting as a registered investment adviser and running a website which provides connectivity of financial advisors and consumers.

Whether any of the following attributes remain with the component after the transaction:

i.   Physical facilities – no

ii.  Employee base - no

iii. Market distribution system - no

iv.  Sales force - no

v.   Customer base - no

vi.  Operating rights - no

vii.  Production techniques - no

viii.  Trade names - yes

b.

The assets acquired are brand names and goodwill of which useful life is not applicable

c.

Brand names and goodwill are not subject to amortization under GAAP

d.

All disclosures required by ASC 820-10-50, applicable, for each asset class acquired will be added in the yet to be completed audit.

e.

The nature and extent of the restrictions on the common and Class B shares issued will be described, specifically the voting attributes of each class.

The Company acknowledges that:

 - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

 - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

 - the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/Christopher Daniels

Christopher Daniels

Chief Executive Officer

EF Hutton America, Inc.